Exhibit 99.1

FOR IMMEDIATE RELEASE

ELAN PROVIDES UPDATE ON INITIATIVES TO FURTHER ENHANCE
BALANCE SHEET AND OPERATING PERFORMANCE

➢ To Reduce Total Indebtedness and Extend Maturity Profile

➢ Reaffirms Full Year 2010 Financial Guidance

➢ Provides 2011 Cash Flow and OpEx Guidance

➢ Completes Evaluation of Elan Drug Technologies

DUBLIN, Ireland, August 9, 2010 – Elan Corporation, plc (“Elan” or the “Company”) (NYSE: ELN) today announced continued progress on the Company’s ongoing efforts to maximize financial performance and strength, and to position its business for continued growth.

Kelly Martin, CEO of Elan, said: “The financial plans and strategic initiatives that we are announcing today, combined with the news on the development of ELND005 that we announced separately today, underscore our unwavering commitment to building value for shareholders and developing our robust pipeline focused on neurodegenerative diseases.  We continue to carefully manage both our balance sheet and cost structure to ensure that we remain financially strong.”

Mr. Martin added, “Our solid balance sheet, revenue growth and ability to generate cash enable us to focus on developing one of the premier neurodegenerative pipelines in the industry.  We will continue to do this primarily through our prudent and proven collaborative approach that allows us to reduce the substantial financial investment and execution risks associated with developing new therapies, while enabling our shareholders to participate in the significant value that is created if the therapies are successful.”

Debt Reduction

Elan expects, in the near term, to retire up to approximately $500 million in outstanding debt due to mature in November 2011 and November 2013, respectively, through a combination of cash on hand and the proceeds of a contemplated refinancing.  If successful, these transactions would:

•
Reduce Elan’s gross debt by approximately 20% from $1,540 million to approximately $1,240 million. This approximate $300 million reduction in total indebtedness follows the early repayment of $225 million of debt in September 2009, following the completion of the Johnson & Johnson transaction.  This would bring the Company’s total debt reduction over the last 12 months to about 30%.

•	Reduce annual interest costs by between $5 million and $10 million.

•
Extend the maturity profile of Elan’s remaining outstanding debt by providing for no required debt repayments until November 2013 and potentially reducing the amount of debt due in November 2013 by up to $190 million, from $615 million to $425 million, through an asset sale proceeds offer required as a consequence of the 2009 Johnson & Johnson transaction.

Guidance & Operational Costs Update

Elan confirmed its financial guidance for 2010 and expects revenues to grow over 2009, aggregate Selling, General and Administration (SG&A) and Research and Development (R&D)  expenses to be in the range of $475 million to $525 million, and Adjusted EBITDA to be more than $150 million.  Elan also expects to generate operating cash before other charges in 2010, and updated its expectation to end 2010 with cash and investments approaching $400 million, after the debt repayments referred to above, and assuming that the previously announced Agreement in Principle with the government in relation to Zonegran is finalized and the settlement paid this year.

For 2011, Elan expects to be cash flow positive and for aggregate SG&A and R&D expenses to be consistent with the expected 2010 level.

Strategic Review of EDT

Elan has completed its previously announced evaluation of the separation of EDT from its BioNeurology business. The evaluation concluded that it makes strategic and financial sense to separate the businesses, provided that a separation can be done at an appropriate valuation. Given that market conditions at this time are not conducive to an appropriate valuation, Elan has determined that it will not start a process to pursue a separation of the EDT business at this time.

Elan is pleased with the strong performance of the EDT business and is particularly pleased with the solid launch of Ampyra, a product which Elan has licensed to Acorda and which has significant potential.

Elan will continue to focus on growing the EDT business in terms of revenues, profits, and cash flow.  Through advancement and expansion of its extensive clinical pipeline and technology offerings, Elan is committed to consolidating its position as the world’s leading drug delivery business.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration, autoimmune diseases and severe pain, and realizing the potential of its scientific discoveries to benefit patients and shareholders.  The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson’s diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development.  Elan’s marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn’s disease marketed in collaboration Biogen Idec, which has over $1 billion in global sales annually.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding, anticipated results, marketing efforts, and planned investments in future periods. Actual results could differ materially from those projected in these and other forward-looking statements. The company’s expectations, beliefs and projections are expressed in good faith and are believed to have a reasonable basis; however, each forward-looking statement involves a number of risks and uncertainties, including those set forth in this press release, those described in the company’s Annual Report on Form 20-F for the year ended December 31, 2009 under the heading “Risk Factors,” and other risks and uncertainties that have been or may be described from time to time in other reports filed by the company, including reports on Form 6-K. Potential risks and uncertainties that may affect our future revenues, earnings and performance and could cause the actual results of operations or financial condition of the company to differ materially from those expressed or implied by forward-looking statements in this release include: our ability to integrate new operations into our business; our ability to maintain, protect and effectively commercialize acquired technologies; our reliance on product acceptance by consumers; our dependence on independent manufacturers and suppliers; the effectiveness of our sales and marketing efforts; and intense competition in the industry, which we expect to increase. The company cautions that forward-looking statements are inherently less reliable than historical information. We do not undertake any duty to update any of the forward-looking statements after the date of this release to conform them to actual results or to reflect changes in events, circumstances or our expectations. New factors emerge from time to time and it is not possible for the company to predict all such factors, nor can it assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

In addition, this press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan's and Transition's current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan's and Transition's current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 3 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk.  For more detailed information on the risks and uncertainties associated with Elan and Transition's drug development and other activities, see the periodic and current reports that Elan has filed with the

Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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